FINAL

THIS SIXTH AMENDING AGREEMENT is made as of 15 February 2007

B E T W E E N:

CATALYST PAPER CORPORATION, CATALYST PAPER FINANCE LIMITED AND THE OTHER RESTRICTED PARTIES

- and -

THE LENDERS WHO ARE PARTIES
TO THE EXISTING CREDIT AGREEMENT

- and -

THE TORONTO-DOMINION BANK
in its capacity as Administration Agent

- and -

ROYAL BANK OF CANADA
in its capacity as Group Valuation Agent under the Repricing Agreement

RECITALS:

A.           The parties to this agreement are also parties to a credit agreement dated as of 19 July 2002, as amended by amending agreements dated as of 8 May 2003, 6 August 2003, 28 May 2004, 12 July 2005 and 5 June 2006 (as amended, the "Existing Credit Agreement").

B.           Capitalized terms used in this agreement and not otherwise defined have the meanings defined in the Existing Credit Agreement.

C.           On 3 October 2005, Norske Skog Canada Limited and Norske Skog Canada Finance Limited changed their names to Catalyst Paper Corporation and Catalyst Paper Finance Limited, respectively, and many of the other Restricted Parties made similar changes of their respective names.

D.           The parties have agreed to certain amendments to the Existing Credit Agreement, the Repricing Agreement and other Credit Documents and are therefore entering into this agreement to amend the provisions of those documents as agreed by the parties.

E.           This agreement is being signed by the Agent on behalf of the Lenders pursuant to the approval of the Lenders or Majority Lenders as required.  Royal Bank of Canada is signing this agreement solely in its capacity as Group Valuation Agent under the Repricing Agreement and solely to confirm its agreement to the amendments to the Repricing Agreement that are effected by this agreement.

THEREFORE, for value received, and intending to be legally bound by this agreement, the parties agree as follows:

1. Amendments to Section 1.1 of Existing Credit Agreement

(a)	Section 1.1.18 of the Existing Credit Agreement is deleted and replaced by the following:

"Borrowing Base Certificate" means a certificate of NSCL in the form of Schedule G or, if pursuant to Section 1.1.17 the Borrowing Base is calculated in accordance with Schedule M, means a certificate of NSCL in the form of Schedule M.

(b)	Section 1.1.33 of the Existing Credit Agreement (definition of "Debt") is amended by moving the word "and" from the end of item (j) to the end of item (k) and adding the following after item (k):

"(l)	the amount owing in respect of Other Secured Obligations described in Section 1.1.79(f)"

(c)	Section 1.1.79 of the Existing Credit Agreement is deleted and replaced by the following:

"Other Secured Obligations" means the present and future debts, liabilities and obligations of the Borrower (or any Restricted Party in respect of items (f) and (g) below) under or in connection with:

(a)
Derivatives to exchange one of Canadian Dollars, US Dollars, Euros, Japanese yen, Australian dollars, British pounds sterling or such other currencies as may be approved by the Agent, after consultation with counsel but without any requirement to seek approval of the Majority Lenders, to another of those currencies, provided that in the case of such Derivatives that relate to Debt, such Derivatives do not increase the principal amount of Debt outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities or compensation payable thereunder;

(b)
Derivatives to provide for the exchange of floating interest rate obligations for fixed interest rate obligations, provided that the aggregate notional principal amount (net of offsetting transactions) of such Derivatives does not exceed the aggregate principal amount of NSCL’s consolidated floating rate Debt at the time any such Derivative is entered into, and that the notional principal amount of such Derivatives, at the time they are incurred, does not exceed the principal amount of the Debt to which such Derivatives relate;

(c)
Derivatives to provide for the exchange of fixed interest rate obligations for floating interest rate obligations in an aggregate notional principal amount (net of offsetting transactions) that does not exceed the aggregate principal amount of NSCL’s consolidated fixed rate Debt at the time any such Derivative is entered into;

(d)	Derivatives to manage fluctuations in prices of commodities;

(e)
any other Derivative that is not entered into for speculative purposes provided that the Agent acting reasonably, after consultation with counsel but without any requirement to seek approval of the Majority Lenders, concludes that the Derivative may be entered into without breaching this Agreement, the 1999 Indenture, the 2001 Indenture, any Permitted Senior Secured Indebtedness, any Permitted Subordinated Secured Indebtedness or any Permitted Unsecured Indebtedness;

(f)	agreements for short-term purchase of natural gas that are based on a "GasEDI Base Contract;" and

(g)
guarantees by the Borrower of Other Secured Obligations incurred by other Restricted Parties and guarantees by other Restricted Parties of Other Secured Obligations incurred by the Borrower (including pursuant to any such guarantees by the Borrower);

provided that, in the case of items (a) to (e) immediately above:

(h)
the debts, liabilities and obligations are incurred pursuant to a 1992 ISDA master agreement and held by (i.e. owed to) a person that, at the time the relevant Derivative was entered into, was a Lender or an affiliate (as defined in the Canada Business Corporations Act) of a Lender and that, if the Derivative is of a type described in items (c), (d) and (e) above, is a party to the Repricing Agreement; and

(i)
the Derivative Agent is notified in accordance with the Repricing Agreement of the particular Other Secured Obligation being entered into, except that a delay in notifying the Derivative Agent shall not disqualify any debt, liability or obligation from being an Other Secured Obligation as long as its later inclusion as an Other Secured Obligation does not result in one of the events contemplated in section 2(a) of the Repricing Agreement;

and provided that, in the case of item (f) immediately above:

(j)
the debts, liabilities and obligations are held by (i.e. owed to) a person that, at the time the relevant agreement was entered into, was a Lender or an affiliate (as defined in the Canada Business Corporations Act) of a Lender, do not exceed an aggregate amount outstanding of $5,000,000 at any time, including principal, interest, costs and any other amounts outstanding, relate solely to the balance owing by the Restricted Party for gas that has been delivered to it, plus any related interest and costs, and do not include any amount for damages arising from the Restricted Party failing to take delivery of gas as agreed;

(k)
the Agent is notified by the Borrower of the proportion of the $5,000,000 limit in item (j) above that is allocated to a particular Lender or affiliate of a Lender from time to time; any reduction of an allocation is subject to confirmation from the affected Lender or affiliate that the remaining allocation to the affected Lender or affiliate is greater than or equal to the debts, liabilities and obligations to that Lender or affiliate in connection with GasEDI Base Contracts (including any contingent liability for the purchase price of gas that has not yet been delivered), but the confirmation shall be deemed to have been given if the affected Lender or affiliate does not notify the Agent and the Borrower of any objection on or before the second Business Day after the Lender or affiliate and the Agent receive notice from the Borrower of the proposed reduction; for certainty, each Lender or affiliate of a Lender is responsible for managing its arrangements with the Restricted Parties so that their debts, liabilities and obligations do not exceed the allocation to the Lender or affiliate, at the risk of being unsecured for any excess; and

(l)
notwithstanding anything contained in any Credit Document, the debts, liabilities and obligations shall only be incurred by Catalyst Paper and its partners (Catalyst Paper Corporation and Catalyst Pulp Operations Limited) and shall not be guaranteed or secured by guarantees or security given by any other Restricted Party as part of the Security.

(d)
Section 1.1.84 of the Existing Credit Agreement (definition of "Permitted Obligations") is amended by deleting the word "and" from the end of item (n), re-designating item (o) as item (p) and adding the following after item (n):

"(o)
debts, liabilities and obligations under or in connection with agreements for short-term purchase of natural gas that are based on a "GasEDI Base Contract" and are not entered into for speculative purposes, to the extent that such debts, liabilities and obligations are unsecured; and"

(e)	Section 1.1.87(b)(vi) of the Existing Credit Agreement (part of the definition of "Permitted Unsecured Indebtedness") is deleted and replaced by the following:

"the characterization of the Obligations, Other Secured Obligations and Security as being "Permitted Debt", "Permitted Liens" and/or "Credit Facilities" as applicable or as falling within corresponding terms in the applicable Similar Indenture"

2. Amendments to Article III of Existing Credit Agreement

(a)	Section 3.2.1(b) of the Existing Credit Agreement is deleted and replaced by the following:

"the Other Secured Obligations that (i) are classified by NSCL as being incurred under clauses (v) and (vi) of the definition of "Permitted Debt" in the 2003 Indenture, clauses (5), (6) and (13) of the definition of "Permitted Debt" in the 2004 Indenture, or the corresponding clauses and definitions in any Similar Indenture, (ii) are incurred under Section 1.1.79(f) or (iii) are guarantees by Restricted Parties of those Other Secured Obligations as incurred by other Restricted Parties"

(b)	Section 3.2.3 of the Existing Credit Agreement is deleted and replaced by the following:

"If the Obligations other than outstanding Bankers' Acceptances and/or L/Cs have been indefeasibly paid in full, the Lenders will release their interest in the Security upon receiving Collateral to secure the remaining Obligations, in an amount satisfactory to the respective Lenders, acting reasonably, without prejudice to the Security continuing to secure any Other Secured Obligations."

(c)
The first, second and third paragraphs of Section 3.2.4 of the Existing Credit Agreement (including items (a) to (d) in the second paragraph and items (e) to (h) in the third paragraph) are deleted and replaced by the following:

"As of the date of this Agreement, Lenders have entered into the Derivatives with Restricted Parties which are listed in Schedule H and are Other Secured Obligations.  Lenders, or affiliates (as defined in the Canada Business Corporations Act) of Lenders, may during the term of this Agreement enter into further Derivatives or other transactions with Restricted Parties, which shall be Other Secured Obligations if they fall within the definition of Other Secured Obligations.

For the purposes of section 4.06 of the 2003 Indenture and section 10.06 of the 2004 Indenture:

(a)
the Other Secured Obligations referred to in Section 1.1.79(a) are hereby classified by NSCL as being incurred under clauses (vi) and (6), respectively, of the definition of "Permitted Debt" in the 2003 Indenture and the 2004 Indenture;

(b)
the Other Secured Obligations referred to in Section 1.1.79(b) are hereby classified by NSCL as being incurred under clauses (v) and (5), respectively, of the definition of "Permitted Debt" in the 2003 Indenture and the 2004 Indenture;

(c)
the Other Secured Obligations referred to in Sections 1.1.79(c), 1.1.79(d) and 1.1.79(e) are hereby classified by NSCL as being incurred under clauses (i) and (1) of the definitions of "Permitted Debt" in the 2003 Indenture and the 2004 Indenture until all amounts permitted to be incurred under those clauses from time to time have been incurred and thereafter under clauses (ix) and (9), respectively, of those definitions until all amounts permitted to be incurred under those clauses from time to time have been incurred;

(d)
it is agreed that the Other Secured Obligations referred to in Section 1.1.79(f) do not constitute "Debt" as defined in those indentures and therefore do not need to be classified under those sections of the indentures, but are permitted to be secured under clause (xvii) of the definition of "Permitted Liens" in the 2003 Indenture and clause (17) of the definition of "Permitted Liens" in the 2004 Indenture."

(d)	The second-last paragraph of Section 3.2.4 of the Existing Credit Agreement is deleted and replaced by the following:

"The Agent may from time to time prepare and provide the Lenders and NSCL with a revision of Schedule H to reflect changes in the Other Secured Obligations, but the Agent’s failure to do so shall not affect the security for the Other Secured Obligations if the relevant Derivatives and other transactions fall within the definition of Other Secured Obligations.  Derivatives and other transactions that fall within the definition of Other Secured Obligations shall be conclusively deemed to be secured by the Trustee Security (in the absence of manifest error) and shall not cease to be secured without the prior written consent of the respective holders of the Other Secured Obligations.  If the Obligations have been indefeasibly paid in full, the holders of the Other Secured Obligations will release their interest in the Security upon receiving Collateral to secure the Other Secured Obligations, in an amount satisfactory to the respective holders, acting reasonably."

3. Amendment to Article VII of Existing Credit Agreement

Section 7.5.1(a) of the Existing Credit Agreement is deleted and replaced by the following:

"(i) create, incur or assume or suffer to exist or cause or permit any Encumbrance upon or in respect of any of its Property, except for Permitted Encumbrances, or (ii) create, incur or assume or suffer to exist or cause or permit any obligation that is secured by an Encumbrance that is permitted under clause (xvii) of the definition of "Permitted Liens" in the 2003 Indenture, clause (17) of the definition of "Permitted Liens" in the 2004 Indenture or the corresponding provisions of any Similar Indenture, except for (x) the Other Secured Obligations referred to in Section 1.1.79(f) and (y) Permitted Encumbrances securing an aggregate amount that does not at any time exceed $7,500,000 minus the aggregate amount that has at that time been allocated to Lenders and affiliates of Lenders under Section 1.1.79(k)"

4. Amendment to Schedule C of Existing Credit Agreement

Paragraph 5 of Schedule C of the Existing Credit Agreement is deleted and replaced by the following:

"Appendix C attached contains details of (i) all Other Secured Obligations of the types described in Sections 1.1.79(a) to (e) of the Credit Agreement as of the end of the undersigned’s most-recently completed fiscal quarter, the classification under which they were incurred for the purposes of section 4.06 of the 2003 Indenture, section 10.06 of the 2004 Indenture and the corresponding provision of any Similar Indenture, and the Market Value thereof, (ii) all Other Secured Obligations of the type described in Section 1.1.79(f) of the Credit Agreement as of the end of the undersigned’s most-recently completed fiscal quarter, (iii) the amounts allocated to Lenders and affiliates of Lenders pursuant to Section 1.1.79(k) of the Credit Agreement as of the end of the undersigned’s most-recently completed fiscal quarter, (iv) all outstanding Permitted Senior Secured Indebtedness and Permitted Subordinated Secured Indebtedness as of the end of the undersigned’s most-recently completed fiscal quarter and the classification under which it was incurred for the purposes of section 4.06 of the each of the 1999 Indenture and the 2001 Indenture and the corresponding provision of any Similar Indenture, (v) the amount, as determined under the 1999 Indenture, the 2001 Indenture and any Similar Indenture, respectively, of any other obligations that have been classified as being incurred under clauses (i) or (ix) of the definition of "Permitted Indebtedness" in the 1999 Indenture, the definition of "Permitted Debt" in the 2001 Indenture and the corresponding provisions of any Similar Indenture, and (vi) the outstanding Encumbrances (including amount secured) as of the end of the undersigned’s most-recently completed fiscal quarter that are permitted under clause (xvii) of the definition of "Permitted Liens" in the 2003 Indenture, clause (17) of the definition of "Permitted Liens" in the 2004 Indenture and the corresponding provisions of any Similar Indenture."

5. Amendments to Repricing Agreement

(a)	The definition of "Hedging Transaction" in section 1(c) of the Repricing Agreement is deleted and replaced with the following:

"Hedging Transaction" means any transaction entered into by NSCFL that is an "Other Secured Obligation" as defined in Sections 1.1.79(a) to 1.1.79(e) inclusive of the Credit Agreement, and, for greater certainty, includes without limitation all Special Derivatives.

(b)	Section 4 of the Repricing Agreement is deleted and replaced with the following:

"NSCFL agrees that, so long as the Credit Agreement remains in effect, it will not enter into any transaction of the kind described in Sections 1.1.79(a) to 1.1.79(e) inclusive of the Credit Agreement under which it agrees to provide security over its property, with any entity other than a Hedging Party.  NSCFL may provide letters of credit issued under the Credit Agreement to entities other than Hedging Parties with whom it enters into transactions of the kind described in Sections 1.1.79(a) to 1.1.79(e) inclusive of the Credit Agreement."

6. Amendment to Omnibus Pledge Agreement

Section 3 on page 4 of the omnibus pledge agreement dated as of 19 July 2002 (the "Omnibus Pledge") by which the Restricted Parties pledged debentures to the Agent as contemplated in Section 3.2.1(b) of the Existing Credit Agreement is amended and replaced by the following:

"Each Pledgor hereby assigns, pledges and hypothecates to the Pledgee, and grants to the Pledgee for and on behalf of and for the benefit of the Secured Parties a security interest in, its Debentures designated as Series A No. 4 as general and continuing collateral security for the payment and performance by such Pledgor of all "Other Secured Obligations" of the Pledgor as defined in the Syndicated Credit Agreement that (i) are classified by Catalyst Paper Corporation (formerly Norske Skog Canada Limited) as being incurred under clauses (v) and (vi) of the definition of "Permitted Debt" in the 2003 Indenture (as defined in the Syndicated Credit Agreement), clauses (5), (6) and (13) of the definition of "Permitted Debt" in the 2004 Indenture (as defined in the Syndicated Credit Agreement) or the corresponding clauses and definitions in any Similar Indenture (as defined in the Syndicated Credit Agreement), (ii) are incurred under Section 1.1.79(f) of the Syndicated Credit Agreement or (iii) are guarantees by Pledgors of those types of Other Secured Obligations as incurred by other Pledgors.  For greater certainty, the pledge of each Series A No. 4 Debenture shall continue to secure the Other Secured Obligations described above notwithstanding the termination of the Syndicated Credit Agreement for any reason."

7. Condition Precedent

The obligations of the Lenders under this agreement are subject to the Agent receiving opinions of counsel to the Restricted Parties concerning the authorization, execution and enforceability of this agreement and concerning relevant matters relating to any outstanding Similar Indenture, all in form and substance satisfactory to the Agent.

8. Representations of Restricted Parties

The Restricted Parties acknowledge that this agreement is a Credit Document and that all of their representations and warranties concerning Credit Documents that are contained in the Existing Credit Agreement apply to this agreement and are deemed to be repeated on their execution of this agreement as if set out in full in this agreement.  The Restricted Parties also represent that there are no consents or other agreements required from third parties to avoid this agreement causing a breach or default under any other agreement to which any Restricted Party is a party.

9. Ratification and Confirmation

The Existing Credit Agreement, the Omnibus Pledge and the Repricing Agreement, as amended by this agreement, remain in full force and effect and are hereby ratified and confirmed.  Without in any way limiting the terms of the Existing Credit Agreement or the other Credit Documents, the Restricted Parties confirm that the Security shall continue to secure the Obligations and the Other Secured Obligations, including but not limited to any arising as a result of this agreement.

10. Counterparts and Facsimile

This agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.  The delivery of a facsimile copy of an executed counterpart of this agreement shall be deemed to be valid execution and delivery of this agreement, but the party delivering a facsimile copy shall deliver an original copy of this agreement as soon as possible after delivering the facsimile copy.

--

IN WITNESS OF WHICH, the parties have executed this agreement.

CATALYST PAPER CORPORATION
By:	“signed”
Peter Staiger Treasurer
By:	“signed”
Ralph Leverton Vice President Finance and Chief Financial Officer
CATALYST PAPER FINANCE LIMITED

By:	“signed”
Peter Staiger Treasurer
ELK FALLS PULP AND PAPER LIMITED

By:	“signed”
Peter Staiger President
[signature page for Sixth Amending Agreement dated as of 15 February 2007 relating to Catalyst Paper Finance Limited et al]

--

CATALYST PAPER CORPORATION as Managing Partner for and on behalf of Catalyst Paper

By:	“signed”
Peter Staiger Treasurer
By:	“signed”
Ralph Leverton Vice President Finance and Chief Financial Officer

CATALYST PULP OPERATIONS LIMITED
By:	“signed”
Peter Staiger Treasurer
CATALYST PULP AND PAPER SALES INC.
By:	“signed”
Peter Staiger Treasurer
CATALYST PAPER HOLDINGS INC.
By:	“signed”
Peter Staiger Treasurer
[signature page for Sixth Amending Agreement dated as of 15 February 2007 relating to Catalyst Paper Finance Limited et al]

--

CATALYST PAPER (USA) INC.
By:	“signed”
Peter Staiger Treasurer
CATALYST PAPER (JAPAN) LTD.
By:	“signed”
	James Armitage Director	NORSKE SKOG CANADA SALES INC.
CATALYST PULP SALES INC.
By:	“signed”
Peter Staiger Treasurer
PACIFICA PAPERS SALES LTD.
By:	“signed”
Peter Staiger President
PACIFICA PAPERS SALES INC.
By:	“signed”
Peter Staiger Treasurer
PACIFICA POPLARS LTD.
By:	“signed”
Peter Staiger President
[signature page for Sixth Amending Agreement dated as of 15 February 2007 relating to Catalyst Paper Finance Limited et al]

--

PACIFICA POPLARS INC.
By:	“signed”
Peter Staiger Treasurer

PACIFICA PAPERS US INC.
By:	“signed”
Peter Staiger Treasurer

0606890 B.C. LTD.
By:	“signed”
Name: Title:

[signature page for Sixth Amending Agreement dated as of 15 February 2007 relating to Catalyst Paper Finance Limited et al]

--

THE TORONTO-DOMINION BANK, as Agent

By: “signed”
_________________________________
Name:
Title:

 [signature page for Sixth Amending Agreement dated as of 15 February 2007 relating to Catalyst Paper Finance Limited et al]

--

ROYAL BANK OF CANADA, as Group Valuation Agent under the Repricing Agreement

By: “signed”
_________________________________
Name:
Title:

 [signature page for Sixth Amending Agreement dated as of 15 February 2007 relating to Catalyst Paper Finance Limited et al]